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04004095

SECUR░░░░░**MISSION**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 2 5 2004
WASH. D.C.
158
SECTION

SEC FILE NUMBER
8- 50127

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southeast Investments, N.A., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 Tyvolo Road, Suite 104
                              (No. and Street)

Charlotte,   North Carolina   28217
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank H. Black, President-CEO   704-527-7873
                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

MAR 2 9 2004

Cuthill & Eddy LLC
                    (Name – if individual, state last, first, middle name)

THOMSON
FINANCIAL

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information
                            contained in this form are not required to respond unless the form displays
                            a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Frank H. Black_____. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southeast Investments, N.A., Inc._____,

as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____None_____

_____

_____

_____
Notary Public

_____
Signature

President-CEO
_____
Title

My Commission Expires /0-19-04

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHEAST INVESTMENTS, N.A., INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003



Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditors' Report

Board of Directors
Southeast Investments, N.A., Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Southeast Investments, N.A., Inc. as of December 31, 2003, and the related statements of loss, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeast Investments, N.A., Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2003, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

February 16, 2004

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Division for CPA Firms   American Institute of Certified Public Accountants   Florida Institute of Certified Public Accountants
Member of IA International With Correspondent Offices In Principal Cities Of The World

SOUTHEAST INVESTMENTS, N.A., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	14,005
Deposits with clearing agent		30,000
Commissions receivable		22,834
Securities owned		5,367
Property and equipment, net of accumulated depreciation of $17,197		10,327
	$	82,533

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	6,839
Shareholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		204,341
Accumulated deficit		(129,647)
		75,694
	$	82,533

SOUTHEAST INVESTMENTS, N.A., INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commissions	$	708,503
Interest and dividends		6,622
Net trading losses		(15,184)
		699,941
Expenses:		
Management fee		236,700
Commissions		200,345
Clearing charges		45,576
Professional fees		11,400
Rent		42,000
Advertising		36,369
Depreciation		4,636
Other operating expenses		162,607
		739,633
Net loss before income tax benefit		(39,692)
Income tax benefit		1,906
Net loss	$	(37,786)

SOUTHEAST INVESTMENTS, N.A., INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

| | Common Stock | | Additional | | |
	Shares	Amount	Paid-In Capital	Deficit	Total
Balance, January 1, 2003	1,000	$ 1,000	$ 174,880	$ (91,861)	$ 84,019
Capital contributions	-	-	29,461	-	29,461
Net loss for the year ended December 31, 2003	-	-	-	(37,786)	(37,786)
Balance, December 31, 2003	1,000	$ 1,000	$ 204,341	$ (129,647)	$ 75,694

SOUTHEAST INVESTMENTS, N.A., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net loss	$ (37,786)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Depreciation	4,636
Changes in operating assets and liabilities:	
Decrease in commissions receivable	3,221
Decrease in securities owned	42,513
Decrease in accounts payable and accrued expenses	(6,927)
Decrease in income taxes payable	(2,309)
Total adjustments	41,134
Net cash provided by operating activities	3,348
Cash flows from investing activities:	
Purchases of property and equipment and net	
cash used by investing activities	(6,225)
Cash flows from financing activities:	
Decrease in bank overdraft	(8,648)
Decrease in margin borrowings	(3,931)
Capital contribution	29,461
Net cash provided by financing activities	16,882
Net increase in cash and cash equivalents	14,005
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 14,005

1. Nature of operations and summary of significant accounting policies:

   Nature of operations and organization:
   Southeast Investments, N.A., Inc. is a North Carolina Corporation. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company executes general securities transactions for customers located principally in Charlotte, North Carolina and surrounding areas. Trades are cleared principally by Fiserv Correspondent Services, a member of the New York Stock Exchange ("NYSE").

   Cash equivalents:
   The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

   Securities owned:
   Securities owned are valued at market. The resulting difference between cost and market is included in the statement of loss.

   Property and equipment:
   Property and equipment is stated at cost. The service lives for all property and equipment have been estimated at 3 to 5 years and the straight-line method is used for depreciation purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

   Income taxes:
   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Amounts provided for deferred taxes relate primarily to the effects of net operating and capital loss carryforwards and differences in depreciation for financial reporting purposes compared to income tax purposes.

   Use of estimates:
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Revenue and expense recognition:
   The revenues of the Company are derived primarily from trading profits earned on the purchase and sale of securities and from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis. The Company had unrealized trading gains of $340 for securities owned as of December 31, 2003.

1. Nature of operations and summary of significant accounting policies - continued:

    Computation of customer reserve:
    The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

    Margin account:
    The Company maintains a brokerage account with Fiserv Correspondent Services. The Company's securities owned are held in this account. Based on the overall value of the account, the Company has the ability to borrow on margin.

    Advertising:
    The Company's policy is to expense advertising costs as the costs are incurred.

2. Net capital requirements:

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

    As of December 31, 2003, the Company had excess net capital of $15,367 and a net capital ratio of .11.

3. Related party transactions:

    An affiliated company related through common ownership provides various management services to Southeast Investments, N.A., Inc. As defined in the management agreement, these services may include rent, office expenses and broker commissions as well as certain other services. For the year ended December 31, 2003, the Company incurred management fees of $236,700 for services provided by the affiliated company.

SOUTHEAST INVESTMENTS, N.A., INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2003

4. Income taxes:

The income tax benefit consists of the following components:

Current provision:		
Federal	$	1,582
State		324
	$	1,906

The components of the net deferred tax asset as of December 31, 2003 is as follows:

Deferred tax asset	$	3,672
Deferred tax liability		(2,226)
Valuation allowance		(1,446)
	$	-0-

The deferred tax asset at December 31, 2003 was fully reserved for. The valuation allowance for the deferred tax asset decreased during the year ended December 31, 2003 by $17,130.

The provision for income taxes differs from the amount that would result from applying a statutory rate of 34% primarily due to the surtax exemption and the valuation allowance.

At December 31, 2003, the Company had operating loss carryforwards of $17,600 that may be offset against future taxable income. The carryforwards expire starting in 2021 through 2023 for federal and state purposes.

At December 31, 2003, the Company had capital loss carryforwards of $110,182 that may be offset against future taxable income. The carryforwards expire starting in 2005 through 2008 for federal and state purposes.

5. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2003.

6. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$	32
Income taxes	$	403

SOUTHEAST INVESTMENTS, N.A., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Net capital
  Total shareholder's equity $ 75,694

  Deductions:
    Nonallowable assets:
      Property and equipment   (10,327)
      Haircut on securities   (1,085)

  Net capital $ 64,282

Reconciliation with Company's computation (included in
  Part II of Form X-17A-5 as of December 31, 2003)
    Net capital, as reported in Company's Part II
      FOCUS report $ 64,282

SOUTHEAST INVESTMENTS, N.A., INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Accounts payable and accrued expenses and
aggregate indebtedness $ 6,839

Ratio of aggregate indebtedness
to net capital   .11



Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditors' Report On Internal
Control Structure Required By SEC Rule 17A-5

Board of Directors
Southeast Investments, N.A., Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Southeast Investments, N.A., Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, ("SEC") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com
*Division for CPA Firms   American Institute of Certified Public Accountants   Florida Institute of Certified Public Accountants
Member of IA International With Correspondent Offices in Principal Cities Of The World*

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the Securities Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Cummu & Evoy LLC

February 16, 2004